

February 3, 2011

Mark J. Morrison
President and Chief Executive Officer
Hallmark Financial Services, Inc.
777 Main Street, Suite 1000
Fort Worth, Texas 76102

> **Re: Hallmark Financial Services, Inc.**
> **Registration Statement on Form S-3**
> **Filed January 13, 2011**
> **File No. 333-171696**

Dear Mr. Morrison:

We have reviewed your supplemental correspondence filed January 25, 2011.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

1. We note your response to our prior comment. However, Item 10(d) of Regulation S-K does not allow incorporation by reference of a periodic report that has been on file with the Commission for more than five years. Therefore, we ask that you please expand the disclosure in your current registration statement to include discussion of the private placement transactions in which each of the selling shareholders, Newcastle Special Opportunity Fund I and Newcastle Special Opportunity Fund II, obtained the shares that are the subject of this resale registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Michael Rosenthall at 202-551-3674 or me at 202-551-3715 with any other questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director